

Mail Stop 3030

April 13, 2010

Via Mail and Facsimile 011-49-89-636-52-000

Dr. Klaus Patzak
Corporate Vice President and Controller
Mr. Solms U. Wittig
General Counsel Corporate & Finance
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

> **Re:** **Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2009**
> **Filed December 4, 2009**
> **File No. 001-15174**

Dear Dr. Patzak and Mr. Wittig:

We have reviewed your response letter dated March 30, 2010 and filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended September 30, 2009

Information on the Company, page 11

Overview

1.   We note from your response to comment 3 in your March 30, 2010 letter that since you adopted the policies in early 2010 relating to not entering into new contracts with customers in Iran that you have entered into new agreements in Iran consistent with the policies outlined in your letter. Please describe to us these new agreements.

2.   Please amend your Form 6-K dated February 1, 2010 to clarify that you may still enter into new contracts to provide goods and services in Iran under certain exceptions.

3.   Please note that we may have further comments after our discussions with your counsel regarding activities in Iran, Syria and Cuba.

Controls and Procedures, page 147

4.   We note that the proposed future disclosure in response to prior comments 4 and 5 continues to include language after the word effective (i.e, in providing such assurance). We also note that while your response states that you plan to disclose in future filings that your disclosure control and procedures were effective at the reasonable assurance level, your proposed disclosure did not include such a reference. Please refer to prior comments 4 and 5 with respect to your disclosure in future filings.

Item 17. Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

-Revenue Recognition, page F-12

5.   With respect to your response to prior comment 7, please further tell us why you believe the residual value method is consistent with the guidance in IAS 18 and paragraphs BC12 to BC14 of IFRIC 13. Tell us the accounting literature you relied upon in determining that the residual value method is appropriate and how you applied the accounting literature to your situation.

Note 8. Income (Loss) from Investments Accounted for Using the Equity Method, Net, page F-26

6.   We note your response to prior comment 14. As previously requested, please tell us and revise your future filings within your critical accounting policy section within Item 5 to include a more detailed explanation of the nature, amount, and timing of the impairment

losses that you recognized related to your NSN investment. Please also provide to us a description of the significant assumptions used in the discounted cash flow method underlying the fair value of your NSN equity investment.

Exhibit 8.1

7.   We note your response to prior comment 16. To help us understand the impact of your accounting, please provide us with a comprehensive materiality analysis (qualitative and quantitative) supporting your statement that the impact of not consolidating these subsidiaries or recording the equity method associates is not material. Include a comparison of all the major balance sheet and statement of operations captions for each period. Please also address whether any individual entity was material.

8.   Your response to prior comment 17 noted that the two companies are pension relief funds. Please tell us how you considered IAS 19 in your accounting for these two companies.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
        .

Sincerely,

Kate Tillan
Assistant Chief Accountant